 FORM 8-A/A
Amendment No. 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

For registration of certain classes of securities pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934
CPI Corp.
(Exact name of registrant as specified in its charter)
Delaware	43-1256674
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
1706 Washington Avenue, St. Louis, Missouri	63103
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Right	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  [   ]

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:  None.

Amendment No. 1 to Form 8-A

CPI Corp. (the “Company”) hereby amends the following items and exhibits to the Company’s registration statement on Form 8-A originally filed on March 15, 2000, as set forth below.

Item 1.  Description of Registrant’s Securities to Be Registered.

    On September 5, 2007, the Board of Directors of the Company approved Amendment No. 1 (the “Amendment”) dated as of September 5, 2007 with Computershare Investor Services, LLC, as successor to Harris Trust and Savings Bank, as Rights Agent, to the Rights Agreement dated as of March 13, 2000 (the “Rights Agreement”), by and between CPI Corp. and Harris Trust and Savings Bank.  The Amendment pertains to (a) David M. Meyer, who is currently Chairman of the Company’s board of directors, and his affiliates and persons with whom he is a beneficial owner (as such terms are defined in the Rights Agreement) (the “Core Knightspoint Group”), (b) each person who is or becomes (for any length of time) a member of the Core Knightspoint Group on or after September 5, 2007 and (c) any person who is a beneficial owner with or affiliate of any member of the Core Knightspoint Group or any person described in clause (b) above (collectively, the “Knightspoint Group”).  Michael Koeneke and Mark Mitchell, two of the Company’s Directors, are also part of, or affiliated with, the Core Knightspoint Group.

    The Amendment permits the Knightspoint Group to obtain beneficial ownership of up to 30% of the Company’s common shares (defined as “Exempt Person” status); provided, that:

    (1) each person who ceases to be a member of the Core Knightspoint Group does not acquire shares of the Company’s common shares if, as a result, such person would become, directly or indirectly, the beneficial owner of more than the greater of (x) the percentage of the shares of the Company’s common shares outstanding that such person beneficially owned immediately after it ceased to be a member of the Core Knightspoint Group and (y) 20% of the shares of the Company’s common shares outstanding;

    (2) each person who is or ever becomes a member of the Knightspoint Group delivers to the Secretary of the Company, on the date that is the latest of (x) September 5, 2007, (y) the date upon which such person becomes a member of the Knightspoint Group, and (z) the date upon which such person first becomes the direct beneficial owner of any common shares, an irrevocable proxy and agreement which shall (a) grant an irrevocable proxy to the Secretary of the Company to vote from time to time the pro rata number of shares of the Company’s common shares (the “Pro Rata Shares”) owned by such Person, (b) contain an affirmative covenant by such person that it will never acquire common shares if, as a result, the number of shares of common shares directly or indirectly beneficially owned by all members of the Knightspoint Group in the aggregate would be equal to 30% or more of the common shares outstanding and (c) contain an affirmative covenant by such person (if such person was previously a member of the Core Knightspoint Group) that it will comply with requirements set forth in clause (1) above;

    (3) no member of the Knightspoint Group votes its Pro Rata Shares in opposition to a recommendation of the board of directors of the Company; and

    (4) no member of the Knightspoint Group takes any legal action in a court of law to contest the validity of the irrevocable proxy and agreement.

    Before the Amendment, the Rights Agreement’s standard threshold of 20% would have applied to the Knightspoint Group.

    The irrevocable proxy and agreement will remain in effect until termination of the Rights Agreement.  If the Knightspoint Group fails (for any reason and without regard to the fault or lack of fault of any particular member of the Knightspoint Group) to comply with clause (1) above, the Knightspoint Group shall not be disqualified from Exempt Person status as a result of such breach of clause (1), provided that the Knightspoint Group cures such breach within five (5) days after written notice identifying such breach from the Company to the members of the Knightspoint Group of which the Company is aware.  In the event that the Knightspoint Group shall fail (for any reason and without regard to the fault or lack of fault of any particular member of the Knightspoint Group) to comply with clauses (2), (3), (4) or (5) of this paragraph, then during the period in which the breach is outstanding, the Knightspoint Group shall not vote any common shares beneficially owned by any of them in opposition to the recommendations of the board of directors of the Company without the approval of the Company.

    The description of the Amendment and the Rights Agreement provided above is qualified in its entirety by reference to the full texts of the Amendment (including the form of irrevocable proxy and agreement) and the Rights Agreement.  A copy of the Rights Agreement was previously filed as Exhibit 99.1 to the Company’s registration statement on Form 8-A filed on March 15, 2000, and is incorporated herein by reference.  A copy of Amendment No. 1 was previously filed as Exhibit 4.1 to the Company’s report on Form 8-K, filed on September 6, 2007, and is incorporated herein by reference.

Item 2.    Exhibits.

1.	Rights Agreement, dated as of March 13, 2000, by and between CPI Corp. and Harris Trust and Savings Bank, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations, Preferences and Rights of Series A Participating Preferred Stock of CPI Corp. setting forth the terms of the Series A Preferred Stock; as Exhibit B the Form of Rights Certificate; and as Exhibit C the Summary of Rights to Purchase Series A Shares (all incorporated by reference to Exhibit 99.1 to the Company’s registration statement on Form 8-A filed on March 15, 2000).

2.	Amendment No. 1 to Rights Agreement, dated as of August 31, 2007, with Computershare Investor Services, LLC as successor to Harris Trust and Savings Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’sreport on Form 8-K, filed on September 6, 2007).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CPI CORP.

By:	/s/Jane E. Nelson
Jane E. Nelson
Secretary and General Counsel

Dated:  September 11, 2007